CONVERSION AGREEMENT

This Agreement executed on January 6, 2005 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Brad Rosbrook and Frank Wadleigh (the "Consultants"), with an address at 13593 Tradition St., San Diego, CA 92128.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

CONSULTING FEES CONVERSION: The Consultants rendered their professional services related to Statistical Analysis Plan (SAP) for clinical trials to the Company and has submitted to the Company a project quote totaling $8,400 (eight thousand four hundred dollars). The Parties hereby agree to convert $4,200 (four thousand two hundred dollars) of this obligation of the Company, into 4,200 (four thousand two hundred), split into two allotments of 2,100 (two thousand one hundred) each, fully-paid and non-assessable free trading shares, at the conversion rate of $1.00 per share, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultants.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

THE COMPANY (COBALIS, CORP.)  THE CONSULTANTS (BRAD ROSBROOK AND FRANK WADLEIGH)


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Chaslav Radovich              Brad Rosbrook and Frank Wadleigh
President/CEO